AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ALLSTATE ASSURANCE COMPANY

ARTICLE I

(a) The name of the company shall be EVERLAKE ASSURANCE COMPANY.

(b) The principal office of the company shall be located in the township of Northfield, County of Cook, in the State of Illinois.

(c) The period of duration of the company shall be perpetual.

(d) The company was originally incorporated, on June 28, 1967, as American Republic Assurance Company as a life insurance company under the provisions of Chapter 491 and Chapter 508 of the 1966 Code of Iowa. The name of the company was changed to Provident National Assurance Company on September 15, 1975. On September 29, 1978, the company redomesticated from Iowa to the state of Tennessee. On November 7, 2001, the company redomesticated from Tennessee to the state of Illinois and the name of the company was changed to Allstate Assurance Company.

ARTICLE II

The company is a domestic stock insurance company reorganized under Article II of the Illinois Insurance Code to make, write and transact insurance business authorized by Class 1 of Section 4 of the Illinois Insurance Code, Clause (a). The objects and purposes of the company shall be to make, write and issue the following kinds of insurance:

(a) Life: Insurance on the lives of persons and every insurance appertaining thereto or connected therewith and granting, purchasing or disposing of annuities. Policies of life or endowment insurance or annuity contracts or contracts supplemental thereto which contain provisions for additional benefits in case of death by accidental means and provisions operating to safeguard such policies or contracts against lapse or to give a special surrender value, or special benefit, or an annuity, in the event that the insured or annuitant shall become totally and permanently disabled as defined by the policy or contract, or which contain benefits providing acceleration of life or endowment or annuity benefits in advance of the time they would otherwise be payable, as an indemnity for long term care which is certified or ordered by a physician, including but not limited to, professional nursing care, medical care expenses, custodial nursing care, non-nursing custodial care provided in a nursing home or at a residence of the insured, or which contain benefits providing acceleration of life or endowment or annuity

benefits in advance of the time they would otherwise be payable, at any time during the insured's lifetime, as an indemnity for a terminal illness shall be deemed to be policies of life or endowment insurance or annuity contracts within the intent of this clause.

Also to be deemed as policies of life or endowment insurance or annuity contracts within the intent of this clause shall be those policies or riders that provide for the payment of up to 75% of the face amount of benefits in advance of the time they would otherwise be payable upon a diagnosis by a physician licensed to practice medicine in one of its branches that the insured has incurred a covered condition listed in the policy or rider.

"Covered condition" as used in this clause, means: heart attack, stroke, coronary artery surgery, life threatening cancer, renal failure, Alzheimer's disease, paraplegia, major organ transplantation, total and permanent disability, and any other medical condition that the Department of Insurance may approve for any particular filing.

ARTICLE III

(a) The number of Directors shall be as provided in the By-Laws, but shall not be less than three, nor more than twenty-one. Each Director shall be at least 18 years of age and at least three Directors shall be residents and citizens of Illinois. The Directors shall be elected at each annual meeting of the shareholders for a term of one year. Vacancies in the Board of Directors shall be filled by vote of the shareholders.

(b) The corporate powers of the company shall be vested in the Board of Directors, who shall have the power to do any and all acts the company may do under the law and not otherwise to be performed by the shareholders, and shall have the power to adopt By-Laws not inconsistent with law for the government and regulation of the business.

ARTICLE IV

The amount of authorized capital of the company shall be Three Million Dollars ($3,000,000). The aggregate number of shares which the company shall be authorized to issue shall be One Million (1,000,000) shares with a par value of Three Dollars ($3) per share. The paid-up capital of the company is Three Million Dollars ($3,000,000) represented by One Million (1,000,000) shares being then issued and outstanding.

Each share of stock shall be entitled to one (1) vote, and in all elections for directors, shareholders shall have the right of cumulative voting.

ARTICLE V

The designation of the general officers shall be Chairman of the Board, Chief Executive Officer, President, two or more Senior Vice Presidents, Chief Financial Officer, Chief Legal Officer and Secretary.

ARTICLE VI

The fiscal year of the company shall commence on the first day of January and terminate on the 31st day of December of each year.

ARTICLE VII

The company may indemnify any agent as permitted by the Illinois Insurance Code, including 215 ILCS 5/10(7). The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or who is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the company would have the power to indemnify such person against such liability under the provisions of 215 ILCS 5/10(7)(g).

The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

For purposes of this Article VII, references to "other enterprises" shall include employee benefit plans and references to "serving at the request of the company" shall include any service as a director, officer, employee or agent of the company which imposes duties on, or involves services by such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries.

ARTICLE VIII

The Company shall be bound by all the terms and provisions of the Illinois Insurance Code applicable to similar companies organized or incorporated thereunder.

EVERLAKE ASSURANCE COMPANY

By: ______________________
Name: Tyler (Doney) Largey
Title: Chief Executive Officer

Attest:

____
Name: Angela Fontana
Title: Senior Vice President, Chief Legal Officer and Secretary

Approved this 8th day of November, 2021.

____
Acting Director of Insurance